Change in Control Agreement Amendment 2

Effective October 4, 2004, this Amendment amends the Change in Control Agreement, as amended effective April 15, 2001, (the "Agreement"), entered into as of March 7, 2000 by and between George Kadifa, an individual ("Executive") and Corio, Inc., a Delaware corporation (the "Company").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 6. Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

> "6. Term of Agreement. This Agreement shall commence as of the date first set forth above and shall continue until the date (the "Termination Date") which is the earlier of (i) the date that Executive ceases to be an employee of the Company, for any reason, and (ii) December 31, 2007. Any benefits accruing to Executive under Section 1 hereof prior to or upon the Termination Date shall survive termination of the Agreement, and any obligations of Executive under Sections 1, 4 and 5 hereof shall survive any such termination."

The remaining provisions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

COMPANY

CORIO, INC.

By:___/s/__BRETT WHITE_____
Brett White
Executive Vice President and CFO

EXECUTIVE

__/s/ GEORGE KADIFA_____
George Kadifa